Exhibit 99.2

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL MEETING OF SHAREHOLDERS

JUNE 19, 2012

Final Report On Attendance

We are pleased to report that there are 112 Shareholders holding 79,859,926 Common Shares represented in person or by proxy at this meeting.

This represents 50.20 % of the 159,083,260 issued and outstanding Common Shares.

Dated this 19th day of June, 2012.

CIBC MELLON TRUST COMPANY

Anoosheh Farzanegan

Christopher de Lima

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ALGONQUIN POWER & UTILITIES CORP.

ANNUAL MEETING OF SHAREHOLDERS

JUNE 19, 2012

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that shareholders ratified the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors of the Corporation to fix the remuneration of the auditors.

Proxies Tabulated:

For:	78,785,114
Withheld:	1,045,165
Total:	79,830,279

Resolution #2:

On a ballot, the shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:

	For	Withheld
Christopher Ball	78,551,093	1,308,833
Christopher Huskilson	50,350,263	29,509,663
Christopher Jarratt	61,040,244	18,819,682
Kenneth Moore	67,583,684	12,276,242
Ian Robertson	61,696,264	18,163,662
George Steeves	65,873,539	13,986,387

Resolution #3:

On a ballot, the shareholders ratified the resolution to approve the transactions proposed with Emera (as more particularly described in the Circular), to the extent that any one or more of such transactions may result in Emera holding 20% or more of the Corporation’s outstanding common shares (“Shares”), subject to Emera’s holdings not exceeding 25% of the outstanding Shares, which resolution is set forth in Schedule “A” of the Circular.

Ballots Tabulated:

*For:	58,816,102
Against:	520,824
Total:	59,336,926

*	Excludes 20,523,000 shares owned by Emera

Resolution #4:

On a ballot, the shareholders ratified the advisory resolution set forth in Schedule “B” to the Circular to accept the approach to executive compensation disclosed in the Circular.

Ballots Tabulated:

For:	77,143,137
Against:	2,716,789
Total:	79,859,926

Dated this 19th day of June, 2012.

CIBC MELLON TRUST COMPANY

Anoosheh Farzanegan	Christopher de Lima

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